August 11, 2023

VIA EDGAR

Benjamin Richie

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Advanced Biomed Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 19, 2023

File No. 333-272110

Dear Mr. Richie,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 1, 2023, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 3”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 2), all page references herein correspond to the page of the Amendment No. 3. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 3.

Form S- 1/A Filed July 19, 2023

Cover Page

1. We note your revised statements that the Chinese government may intervene or influence the operation of your Shanghai subsidiary and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in your Shanghai subsidiary, which could result in a material change in operations of your Shanghai subsidiary and/or the value of your common stock, and that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in your Shanghai subsidiary could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise to clarify that these risks apply to your Shanghai subsidiary and Advanced Biomed HK as both operate in the PRC and revise the latter statements about investment in your Shanghai subsidiary to instead refer to you in order to remove any implication that this offering involves a direct investment in your Shanghai subsidiary.

Response: We note the Staff’s comment and have revised the disclosure on pages 2 and 17 accordingly.

Corporate History and Structure, page 14

2. We note that in June 2023, you transferred 100% equity interest of Shanghai Sglcell’s subsidiaries and Sglcell (Huangshan) Biotech Co., Ltd. to independent third parties. Please revise to provide more detail regarding these transfers. This should include, but is not limited to, identifying the acquiring third parties, any agreements associated with the transfer, and any obligations arising from the transfers. Please also explain here the basis for transferring some of these entities for no consideration.

Response: We note the Staff’s comment and have revised the disclosure on page 14 to provide more details regarding the transfer of equity interest of Shanghai Sglcell’s subsidiaries and SglCell (Huangshan) Biotech Co,. Ltd.

According to the Net Assets Appraisal Report issued by Shandong Zhongsheng Land Real Estate Assets Appraisal Co., Ltd. on May 31, 2023, as of the date of May 31, 2023, the net assets value of Shandong Sglcell Medical Devices Co., Ltd., is CNY 0.00.

According to the Net Assets Appraisal Report issued by Shandong Zhongsheng Land Real Estate Assets Appraisal Co., Ltd. on May 31, 2023, as of the date of May 31, 2023, the net assets value of Sglcell (Huangshan) Biotech Co., Ltd., is CNY 0.00.

Based on the appraisal reports and the fact that the entities have no operations and are not needed for future business operations, we disposed them for no consideration.

3. Please revise to clarify your current operations in the PRC given the disposition of four subsidiaries that operated in the PRC.

Response: We note the Staff’s comment and have revised the disclosure on page 14 to reflect our business operations in the PRC.

Risk Factors, page 23

4. We note that you have removed many risk factors relating to the regulatory, governmental, and economic uncertainties and risks related to China-based issuers, generally. We further note that your Shanghai subsidiary is located in the PRC. Please revise to include the removed risk factors or advise.

Response: We note the Staff’s comment and have added back the removed risk factors.

Our Industry, page 68

5. We refer to your prefacing statement on page 68 that neither you nor any other party involved in this offering has independently verified such information, and neither you nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete these statements or revise to specifically state that you take liability for these statements.

Response: We note the Staff’s comment and have revised the disclosure on page 68 to state that the market data in our registration statement is based on information obtained from various sources, including a research report commissioned by us and our management’s knowledge. We also disclosed that the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors,” and the market data could be materially different from our estimates.

Note 1. Organization and Principal Activities, page F-22

6. We note your response to comment 4. In a similar manner to your response, please disclose that you determined that Advanced Biomed Inc. (Taiwan) is the predecessor entity and your basis for this under Rule 405 of Regulation C. Please also clearly disclose that the historical financial information prior to the date of the recapitalization transaction is that of Advanced Biomed Inc. (Taiwan).

Response:

We note the Staff’s comment and have revised the disclosure on page F-7 and F-22 under Note 1. Organization and Principal Activities to state that the pursuant to this reorganization, the Company determined that Advanced Biomed Inc. (Taiwan) is the predecessor entity as the Company is an investment holding company with no business activities carried out and all of the business of Advanced Biomed Inc. (Taiwan) acquired formed substantially all of the business of the Company under Rule 405 of Regulation C. And we have further disclosed that the historical financial information prior to the date of the recapitalization transaction is that of Advanced Biomed Inc. (Taiwan).

Note 12. Subsequent Events, page F-32

7. We note that you transferred multiple subsidiaries to independent third-party individuals. In some cases the transfers were made for zero consideration. Please disclose the business purpose of transferring these subsidiaries especially given there was zero consideration with some transfers. Please also address what consideration was given to providing pro forma financial information to reflect these transfers pursuant to Rule 8-05 of Regulation S-X. Please also refer to Rule 11-01(a)(4) of Regulation S-X.

Response:

We note the Staff’s comment and have revised the disclosure on page F-16 and F-32 to state the business purpose of transferring these subsidiaries which were dormant and inactive and the Company believed the transfer will improve in operational efficiency and the basis for transferring some of these entities especially given there was zero consideration with some transfers are determined by the Company according to the net assets value as of the date of May 31, 2023 based on the net assets appraisal report issued by an independent third-party appraisal company. Given that these dormant and inactive subsidiaries were not considered by the management as significant to the business and not disposal of business, the management has assessed that pro forma financial information is not necessitate to reflect these transfers.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP